Türkiye Garanti Bankasi Anonim Sirketi

Unconsolidated Interim Financial Statements

As of and For the Nine-Month Period Ended

30 September 2003

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditor's Review Report Thereon

Cevdet Suner Denetim ve
Yeminli Mali Müsavirlik AS

6 November 2003

This report contains "Independent Auditor's Review Report" comprising 1 page and; "Unconsolidated interim financial statements and related disclosures and footnotes" comprising 56 pages.

Convenience Translation of the Auditor's Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankasi AS:

We have reviewed the balance sheet of Türkiye Garanti Bankasi AS as of 30 September 2003 and the related statement of income for the nine months period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the regulations related with the "Accounting and Recording Rules" and "Independent Auditing Standards" of (Turkish) Banking Law No 4389. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements of Türkiye Garanti Bankasi AS do not give a true and fair view in accordance with regulations described in Article 13 "Accounting and Recording Rules" of (Turkish) Banking Law.

Istanbul,
6 November 2003

Cevdet Suner Denetim ve
Yeminli Mali Müsavirlik AS

Ö. Cevdet Suner
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:
As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1*)*

Türkiye Garanti Bankası Anonim Şirketi

As of 30 September 2003, Unconsolidated Interim Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Review Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. Unconsolidated Interim Financial Statements
2. General Information about the Bank
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Interim Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Review Report

The unconsolidated interim financial statements and related disclosures and footnotes are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and the financial records of our Bank. Unless stated otherwise, the unconsolidated interim financial statements are presented in TL billions as restated for the effects of inflation in equivalent purchasing power as of 30 September 2003; subject to independent review and enclosed.

Dr. A. Mahfi Eğilmez	**S. Ergun Özen**	**Sema Yurdum**	**Aylin Aktürk/Aydın Şenel**
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

1 Unconsolidated Interim Financial Statements

1.1 Balance Sheet prepared as of 30 September 2003

Presented on pages 2 and 3.

1.2 Off-Balance Sheet Items prepared as of 30 September 2003

Presented on page 4.

1.3 Statement of Operations prepared for the nine-month and the three-month periods ended 30 September 2003

Presented on page 5.

Türkiye Garanti Bankasi Anonim Sirketi

Balance Sheet

At 30 September 2003

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 30 September 2003)

	ASSETS	Footnotes	CURRENT PERIOD 30 September 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	5.1.1	**168,451**	**408,575**	**577,026**	**718,071**	**497,464**	**1,215,535**
1.1	Cash in TL		34,128	-	34,128	31,512	-	31,512
1.2	Cash in foreign currency		-	79,531	79,531	-	148,515	148,515
1.3	*Balances with the Central Bank of Turkey*		134,051	314,909	448,960	686,531	332,411	1,018,942
1.4	Other		272	14,135	14,407	28	16,538	16,566
II.	**TRADING SECURITIES (Net)**	5.1.2	**30,750**	**464,507**	**495,257**	**341,192**	**1,177,777**	**1,518,969**
2.1	Public sector debt securities		30,750	450,557	481,307	341,192	1,060,747	1,401,939
2.1.1	Government bonds		24,049	446,746	470,795	292,896	875,586	1,168,482
2.1.2	Treasury bills		3,400	-	3,400	48,296	176,543	224,839
2.1.3	Other		3,301	3,811	7,112	-	8,618	8,618
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	13,950	13,950	-	117,030	117,030
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	5.1.3	**21,896**	**313,002**	**334,898**	**166,962**	**539,038**	**706,000**
3.1	Due from banks		21,896	313,002	334,898	166,962	539,038	706,000
3.1.1	Domestic banks		15,286	34	15,320	20,347	64,065	84,412
3.1.2	Foreign banks		6,610	312,968	319,578	146,615	474,973	621,588
3.2	*Other financial institutions*		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	5.1.4	-	-	-	-	-	-
V.	**INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)**	5.1.5	**1,305,950**	**1,605,745**	**2,911,695**	**78,488**	**1,118,289**	**1,196,777**
5.1	Share certificates		47,563	-	47,563	23,880	-	23,880
5.2	Other securities		1,258,387	1,605,745	2,864,132	54,608	1,118,289	1,172,897
VI.	**LOANS**	5.1.6	**2,288,627**	**3,824,965**	**6,113,592**	**1,789,884**	**4,475,347**	**6,265,231**
6.1	Short term		2,097,229	1,568,333	3,665,562	1,456,165	1,582,127	3,038,292
6.2	Medium and long term		10,873	2,256,632	2,267,505	61,971	2,893,220	2,955,191
6.3	Loans under follow-up		317,045	-	317,045	398,088	-	398,088
6.4	Specific provisions (-)		(136,520)	-	(136,520)	(126,340)	-	(126,340)
VII.	**FACTORING RECEIVABLES**	5.1.7	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	5.1.8	**923,317**	**3,652,846**	**4,576,163**	**1,605,960**	**3,945,722**	**5,551,682**
8.1	Public sector debt securities		923,317	3,611,456	4,534,773	1,605,960	3,863,161	5,469,121
8.1.1	Government bonds		923,317	3,611,456	4,534,773	1,537,419	3,863,161	5,400,580
8.1.2	Treasury bills		-	-	0	68,541	-	68,541
8.1.3	Other		-	-	-	-	-	-
8.2	Other securities		-	41,390	41,390	-	82,561	82,561
IX.	**INVESTMENTS AND ASSOCIATES (Net)**	5.1.9	**241,981**	**4,163**	**246,144**	**240,467**	**5,616**	**246,083**
9.1	Financial investments and associates		8,477	4,163	12,640	10,390	5,616	16,006
9.2	Non-Financial investments and associates		233,504	-	233,504	230,077	-	230,077
X.	**SUBSIDIARIES (Net)**	5.1.10	**966,538**	**253,746**	**1,220,284**	**801,706**	**282,726**	**1,084,432**
10.1	Financial subsidiaries		193,360	253,746	447,106	179,769	282,726	462,495
10.2	Non-Financial subsidiaries		773,178	-	773,178	621,937	-	621,937
XI.	***OTHER INVESTMENTS (Net)***	5.1.11	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	5.1.12	-	-	-	-	-	-
12.1	Gross finance lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**264,739**	**755,822**	**1,020,561**	**187,511**	**882,655**	**1,070,166**
XIV.	**MISCELLANEOUS RECEIVABLES**	5.1.13	**80,511**	**4,984**	**85,495**	**5,800**	**36,942**	**42,742**
XV.	**ACCRUED INTEREST AND INCOME**	5.1.14	**226,245**	**254,693**	**480,938**	**196,537**	**732,350**	**928,887**
15.1	Loans		50,557	118,024	168,581	41,577	211,598	253,175
15.2	Securities		153,431	130,465	283,896	125,724	518,174	643,898
15.3	Other		22,257	6,204	28,461	29,236	2,578	31,814
XVI.	**PROPERTY AND EQUIPMENT (Net)**	5.1.15	**1,260,099**	**1,368**	**1,261,467**	**1,323,034**	**3,596**	**1,326,630**
16.1	Cost		1,837,376	4,926	1,842,302	1,921,357	8,590	1,929,947
16.2	Accumulated Depreciation (-)		(577,277)	(3,558)	(580,835)	(598,323)	(4,994)	(603,317)
XVII.	**INTANGIBLE ASSETS (Net)**	5.1.16	**25,564**	-	**25,564**	**30,355**	-	**30,355**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		56,229	-	56,229	89,323	-	89,323
17.3	Accumulated Amortisation (-)		(30,665)	-	(30,665)	(58,968)	-	(58,968)
XVIII.	**OTHER ASSETS**	5.1.17	**400,720**	**8,377**	**409,097**	**457,354**	**19,293**	**476,647**
	TOTAL ASSETS		**8,205,388**	**11,552,793**	**19,758,181**	**7,943,321**	**13,716,815**	**21,660,136**

Türkiye Garanti Bankasi Anonim Sirketi
Balance Sheet
At 30 September 2003

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 30 September 2003)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 30 September 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**5,118,123**	**7,850,514**	**12,968,637**	**4,673,107**	**9,901,357**	**14,574,464**
1.1	Bank deposits		285,496	228,254	513,750	84,055	330,279	414,334
1.2	Saving deposits		2,591,249	-	2,591,249	2,181,385	-	2,181,385
1.3	Public sector deposits		67,621	-	67,621	5,856	-	5,856
1.4	Commercial deposits		1,935,150	-	1,935,150	2,254,951	-	2,254,951
1.5	Other institutions deposits		238,607	-	238,607	146,860	-	146,860
1.6	Foreign currency deposits		-	7,602,216	7,602,216	-	9,527,362	9,527,362
1.7	Precious metals vault accounts		-	20,044	20,044	-	43,716	43,716
II.	**INTERBANK MONEY MARKET**		**197,616**	**1,154,869**	**1,352,485**	**300,638**	**923,346**	**1,223,984**
2.1	Interbank money market takings		-	-	-	-	35,403	35,403
2.2	Istanbul Stock Exchange money market takings		45,000	-	45,000	-	-	-
2.3	Funds provided under repurchase agreements	5.2.2	152,616	1,154,869	1,307,485	300,638	887,943	1,188,581
III.	***FUNDS BORROWED***	5.2.3	***98,811***	***2,232,530***	***2,331,341***	***228,556***	***2,606,057***	***2,834,613***
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		98,811	2,232,530	2,331,341	228,556	2,606,057	2,834,613
3.2.1	Domestic banks and institutions		98,811	92,446	191,257	228,556	45,703	274,259
3.2.2	Foreign banks, institutions and funds		-	2,140,084	2,140,084	-	2,560,354	2,560,354
IV.	**SECURITIES ISSUED (Net)**	5.2.4	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	5.2.5	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	5.2.6	**42,897**	**5,396**	**48,293**	**47,808**	**4,091**	**51,899**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	5.2.7	**102,287**	**381,357**	**483,644**	**135,446**	**504,596**	**640,042**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	5.2.8	**35,503**	**30**	**35,533**	**37,063**	**44**	**37,107**
IX.	**FACTORING PAYABLES**	5.2.9	-	-	-	-	-	-
X.	***FINANCIAL LEASE PAYABLES (Net)***	5.2.10	***124***	***8,459***	***8,583***	***763***	***10,450***	***11,213***
10.1	Financial lease payables		135	10,709	10,844	904	12,171	13,075
10.2	Deferred financial lease expenses (-)		(11)	(2,250)	(2,261)	(141)	(1,721)	(1,862)
XI.	**ACCRUED INTEREST AND EXPENSES**	5.2.11	**137,493**	**139,456**	**276,949**	**153,576**	**53,999**	**207,575**
11.1	Deposits		122,307	15,851	138,158	133,377	20,276	153,653
11.2	Borrowings		8,316	13,165	21,481	11,804	14,687	26,491
11.3	Repurchase agreements		3,616	2,377	5,993	391	756	1,147
11.4	Other		3,254	108,063	111,317	8,004	18,280	26,284
XII.	**PROVISIONS**	5.2.12	**60,245**	**4,647**	**64,892**	**215,595**	**5,376**	**220,971**
12.1	General provisions		40,535	1,814	42,349	36,592	2,389	38,981
12.2	Reserve for employee termination benefits		11,320	-	11,320	11,703	-	11,703
12.3	Provisions for income taxes		1,488	-	1,488	1,648	-	1,648
12.4	Other provisions		6,902	2,833	9,735	165,652	2,987	168,639
XIII.	**SUBORDINATED LOANS**	5.2.13	-	-	-	-	-	-
XIV.	***SHAREHOLDERS' EQUITY***	5.2.14	***2,115,482***	***72,342***	***2,187,824***	***1,844,163***	***14,105***	***1,858,268***
14.1	Paid-in capital		822,038	-	822,038	791,748	-	791,748
14.2	Supplementary capital		959,103	72,342	1,031,445	915,836	14,105	929,941
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		32,702	72,342	105,044	1,601	14,105	15,706
14.2.4	Revaluation fund		14,717	-	14,717	2,108	-	2,108
14.2.5	Revaluation surplus		2,738	-	2,738	2,395	-	2,395
14.2.6	Capital reserves from inflation adjustments to paid-in capital		908,946	-	908,946	909,732	-	909,732
14.3	Profit reserves		(2,016)	-	(2,016)	312	-	312
14.3.1	Legal reserves		-	-	-	-	-	-
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		-	-	-	-	-	-
14.3.4	Other profit reserves		(2,016)	-	(2,016)	312	-	312
14.4	*Profit or loss*		336,357	-	336,357	136,267	-	136,267
14.4.1	Prior periods income/loss		106,761	-	106,761	-	-	-
14.4.2	Current period income/loss		229,596	-	229,596	136,267	-	136,267
	TOTAL LIABILITIES AND EQUITY		7,908,581	11,849,600	19,758,181	7,636,715	14,023,421	21,660,136

Türkiye Garanti Bankasi Anonim Sirketi

Off-Balance Sheet Items

At 30 September 2003

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 30 September 2003)

OFF-BALANCE SHEET ITEMS		Footnotes	CURRENT PERIOD 30 September 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+II			**5,795,988**	**8,363,775**	**14,159,763**	**3,843,392**	**7,758,980**	**11,602,372**
I.	**GUARANTEES**	**5.4.1**	**1,156,281**	**3,602,121**	**4,758,402**	**979,531**	**4,263,339**	**5,242,870**
1.1.	Letters of guarantee		1,156,281	2,074,689	3,230,970	979,531	2,730,548	3,710,079
1.1.1.	Guarantees subject to State Tender Law		1,156,281	-	1,156,281	979,531	-	979,531
1.1.2.	Guarantees given for foreign trade operations		-	2,074,689	2,074,689	-	2,730,548	2,730,548
1.1.3.	Other letters of guarantee		-	-	-	-	-	-
1.2.	Bank acceptances		-	449,023	449,023	-	443,981	443,981
1.2.1.	Import letter of acceptance		-	449,023	449,023	-	443,981	443,981
1.2.2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letters of credit		-	1,060,252	1,060,252	-	1,052,035	1,052,035
1.3.1.	Documentary letters of credit		-	1,060,252	1,060,252	-	1,052,035	1,052,035
1.3.2.	Other letters of credit		-	-	-	-	-	-
1.4.	Prefinancing given as guarantee		-	18,157	18,157	-	22,614	22,614
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Securities issue purchase guarantees		-	-	-	-	-	-
1.7.	Other guarantees		-	-	-	-	-	-
1.8.	Other collaterals		-	-	-	-	14,161	14,161
II.	**COMMITMENTS**	**5.4.2**	**4,294,150**	**70,974**	**4,365,124**	**2,816,804**	**7,198**	**2,824,002**
2.1.	Irrevocable commitments		4,294,150	70,974	4,365,124	2,816,804	7,198	2,824,002
2.1.1.	Asset purchase commitments		-	-	-	-	-	-
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	*Share capital commitment to associates and subsidiaries*		29,369	538	29,907	50,354	709	51,063
2.1.4.	Loan granting commitments		615,383	-	615,383	-	-	-
2.1.5.	Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for credit card limits		3,639,127	-	3,639,127	2,753,011	-	2,753,011
2.1.8.	Other irrevocable commitments		10,271	70,436	80,707	13,439	6,489	19,928
2.1.9.	Repurchase agreements		-	-	-	-	-	-
2.2.	Revocable commitments		-	-	-	-	-	-
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**5.4.3**	**345,557**	**4,690,680**	**5,036,237**	**47,057**	**3,488,443**	**3,535,500**
3.1.	Forward foreign currency buy/sell transactions		243,008	4,069,876	4,312,884	43,069	3,052,788	3,095,857
3.1.1.	Forward foreign currency transactions-buy		39,714	2,144,002	2,183,716	20,665	1,546,912	1,567,577
3.1.2.	Forward foreign currency transactions-sell		203,294	1,925,874	2,129,168	22,404	1,505,876	1,528,280
3.2.	Swap transactions related to foreign currency and interest rates		1,382	1,344	2,726	3,988	342,388	346,376
3.2.1.	Foreign currency swap-buy		1,382	-	1,382	186	173,317	173,503
3.2.2.	Foreign currency swap-sell		-	1,344	1,344	3,802	169,071	172,873
3.2.3.	Interest rate swaps-buy		-	-	-	-	-	-
3.2.4.	Interest rate swaps-sell		-	-	-	-	-	-
3.3.	Foreign currency and interest rate options		101,167	100,221	201,388	-	-	-
3.3.1.	Foreign currency options-buy		78,070	30,333	108,403	-	-	-
3.3.2.	Foreign currency options-sell		23,097	69,888	92,985	-	-	-
3.3.3.	Interest rate options-buy		-	-	-	-	-	-
3.3.4.	Interest rate options-sell		-	-	-	-	-	-
3.4.	Foreign currency futures		-	165,580	165,580	-	-	-
3.4.1.	*Foreign currency futures-buy*		-	82,790	82,790	-	-	-
3.4.2.	Foreign currency futures-sell		-	82,790	82,790	-	-	-
3.5.	Interest rate futures		-	-	-	-	-	-
3.5.1.	Interest rate futures-buy		-	-	-	-	-	-
3.5.2.	Interest rate futures-sell		-	-	-	-	-	-
3.6.	Other		-	353,659	353,659	-	93,267	93,267
B. CUSTODY AND PLEDGED ITEMS (IV+V)		**5.4.4**	**18,186,925**	**16,573,419**	**34,760,344**	**13,276,360**	**17,908,119**	**31,184,479**
IV.	**ITEMS HELD IN CUSTODY**		**9,613,996**	**2,836,386**	**12,450,382**	**5,888,583**	**2,279,231**	**8,167,814**
4.1.	Customers' securities held		382	1,230	1,612	423	1,489	1,912
4.2.	Investment securities held in custody		8,318,354	1,795,325	10,113,679	5,038,509	1,645,990	6,684,499
4.3.	Checks received for collection		998,684	57,981	1,056,665	746,728	64,804	811,532
4.4.	Commercial notes received for collection		128,678	958,728	1,087,406	96,890	534,998	631,888
4.5.	Other assets received for collection		236	1,373	1,609	261	1,964	2,225
4.6.	Assets received for public offering		-	3	3	-	-	-
4.7.	Other items under custody		167,662	21,746	189,408	5,772	29,986	35,758
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**8,572,929**	**13,737,033**	**22,309,962**	**7,387,777**	**15,628,888**	**23,016,665**
5.1.	Securities		174,635	5,599	180,234	56,168	35,660	91,828
5.2.	Guarantee notes		1,119,635	2,885,728	4,005,363	1,081,596	3,471,319	4,552,915
5.3.	Commodity		2,473	-	2,473	3,262	-	3,262
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		**3,005,992**	**1,368,329**	4,374,321	3,433,973	1,249,240	4,683,213
5.6.	Other pledged items		4,270,024	9,477,377	13,747,401	2,812,590	10,872,669	13,685,259
5.7.	Pledged items-depository		170	-	170	188	-	188
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		***23,982,913***	***24,937,194***	***48,920,107***	***17,119,752***	***25,667,099***	***42,786,851***

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankasi Anonim Sirketi

Statement of Operations

For the nine-month and the three-month periods ended 30 September 2003

(Billions of Turkish Lira as resatated for the effects of
inflation in equivalent purchasing power as of 30 September 2003)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 30 September 2003	PRIOR PERIOD 30 September 2002	CURRENT PERIOD 1 July 2003 30 September 2003	PRIOR PERIOD 1 July 2002 30 September 2002
I.	**INTEREST INCOME**	5.3.1	**1,507,167**	**2,926,240**	**453,269**	**979,908**
1.1	Interest on loans		758,192	794,597	271,408	266.507
1.1.1	Interest on TL loans		551.099	521.002	213.586	180,996
1.1.1.1	Short term loans		544,318	460,065	212,252	164,957
1.1.1.2	Medium and long term loans		6,781	60,937	1,334	16.039
1.1.2	Interest on foreign currency loans		197.592	269,784	57.306	83,052
1.1.2.1	Short term loans		71,702	102,311	23,775	25.076
1.1.2.2	Medium and long term loans		125,890	167,473	33,531	57.976
1.1.3	Interest on loans under follow-up		9.501	3,811	516	2,459
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-	-	-
1.2	Interest received from reserve deposits		47,201	46.341	16.322	17,419
1.3	Interest received from banks		20,608	130,069	5,426	32,801
1.3.1	The Central Bank of Turkey		5,767	6,487	1,081	2.257
1.3.2	Domestic banks		3.805	27.739	713	16,522
1.3.3	Foreign banks		11,036	95,843	3,632	14,022
1.4	Interest received from money market transactions		6,913	111,251	3,043	24.910
1.5	Interest received from marketable securities portfolio		647.479	1,776.318	147.160	614,928
1.5.1	Trading securities		16,172	500,836	(158,723)	123,823
1.5.2	Available-for-sale securities		201,583	-	200,542	-
1.5.3	Held to maturity securities		429.724	1,275,482	105.341	491,105
1.6	*Other interest income*		26,774	67,664	9,910	23.335
II.	**INTEREST EXPENSE**	5.3.2	**(1,564,447)**	**(1,981,014)**	**(470,696)**	**(653.921)**
2.1	Interest on deposits		(1.290.855)	(1,685,004)	(398.798)	(566,206)
2.1.1	Bank deposits		(74,265)	(352,570)	(19,217)	(121.221)
2.1.2	Saving deposits		(733.156)	(875.747)	(236.381)	(280,682)
2.1.3	Public sector deposits		(257)	(1,475)	(89)	(184)
2.1.4	Commercial deposits		(296,159)	(247,308)	(74,480)	(85.080)
2.1.5	Other institutions deposits		(17,107)	(23.215)	(6.539)	(10,830)
2.1.6	Foreign currency deposits		(169,882)	(184,608)	(62,078)	(68,189)
2.1.7	Precious metals vault accounts		(29)	(81)	(14)	(20)
2.2	Interest on money market transactions		(161.104)	(110.089)	(40.260)	(43,109)
2.3	Interest on funds borrowed		(109,449)	(184,764)	(29,287)	(44,510)
2.3.1	The Central Bank of Turkey		-	-	-	-
2.3.2	Domestic banks		(45.211)	(24,198)	(10.945)	(488)
2.3.3	Foreign banks		(64,238)	(101,902)	(18,342)	(26,307)
2.3.4	Other financial institutions		-	(58.664)	-	(17.715)
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expense		(3,039)	(1,157)	(2,351)	(96)
III.	**NET INTEREST INCOME (I - II)**		**(57,280)**	**945.226**	**(17.427)**	**325,979**
IV.	***NET FEES AND COMMISSIONS INCOME***		***265,983***	***236,993***	***83,091***	***100,841***
4.1	Fees and commissions received		411,915	401,177	135,246	149.975
4.1.1	Cash loans		27.521	67.139	9.468	33,780
4.1.2	Non-cash loans		40,031	46,567	12,640	15.259
4.1.3	Other		344,363	287,471	113,138	100.936
4.2	Fees and commissions paid		(145.932)	(164.184)	(52.155)	(49,134)
4.2.1	Cash loans		(8,055)	(9,697)	(3,821)	(168)
4.2.2	Non-cash loans		(230)	(460)	(73)	(316)
4.2.3	Other		(137.647)	(154,027)	(48.261)	(48,650)
V.	**DIVIDEND INCOME**		**54**	**3,149**	-	**68**
5.1	Trading securities		-	-	-	-
5.2	Available-for-sale securities		54	3,149	-	68
VI.	**NET TRADING INCOME/LOSS**		**559,419**	**(374,166)**	**254,161**	**(160,189)**
6.1	Profit/losses on trading account securities (Net)		423.548	164.332	226.057	54,267
6.2	Foreign exchange gains/losses (Net)		135,871	(538,498)	28,104	(214,456)
VII.	**PROFIT/LOSS FROM "HELD TO MATURITY" SECURITIES**	5.3.3	-	-	-	-
VIII.	**OTHER OPERATING INCOME**	5.3.4	**83,871**	**49,865**	**23,067**	**27,257**
IX.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII+VIII)**		**852,047**	**861,067**	**342,892**	**293,956**
X.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	5.3.5	**(67,113)**	**(239,458)**	**4,065**	**(49.281)**
XI.	***OTHER OPERATING EXPENSES (-)***	5.3.6	***(615,119)***	***(593,694)***	***(216.868)***	***(217,733)***
XII.	**NET OPERATING PROFIT/LOSS (IX-X-XI)**		**169,815**	**27,915**	**130,089**	**26,942**
XIII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	5.3.7	**23.362**	**62,319**	-	**4.445**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		**31,419**	**8,954**	**(14,429)**	**196**
XV.	**PROFIT/LOSS BEFORE TAXES (XII+XIII+XIV)**		**224,596**	**99,188**	**115,660**	**31,583**
XVI.	**PROVISION FOR TAXES ON INCOME (-)**		**5,000**	**(13,678)**	**34**	**1.111**
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)**		**229,596**	**85,510**	**115,694**	**32,694**
XVIII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**	5.3.8	-	-	-	-
18.1	Extraordinary net income/expense before taxes		-	-	-	-
18.1.1	Extraordinary income		-	-	-	-
18.1.2	Extraordinary expense (-)		-	-	-	-
18.2	Provision for taxes on extraordinary income		-	-	-	-
XIX.	**NET PROFIT/LOSS (XVII+XVIII)**	5.3.9	**229,596**	**85,510**	**115,694**	**32,694**
	EARNINGS PER SHARE (full TL amount per TL'000 face value each)		**279**	**108**	**141**	**41**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

2 General Information about the Bank

2.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 305 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Operating attorneyship, insurance agency, brokerage and freight businesses in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealling with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than above stated beneficial to the Bank, it is suggested in general meeting, and launching the related project depends on the decision taken during the General Assembly which results the change in Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. The main sources for lendings to customers are deposits. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2.2 Holding company and group

Doğuş Holding AŞ currently owns 55.08% shares of the Bank. Group of companies owned by Doğuş Holding AŞ is named as the Doğuş Group (the Group).

Doğuş Group was established in 1951 as a construction and contracting firm. Today it is operating in a variety of businesses consisting of financial services, automotive, retail, food, tourism and service sectors with more than 16,000 employees.

The Group already operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Porsche, Seat, Scania, Jeeves International, Giorgio Armani, Gucci and CNBC.

In the construction sector, the Group has an important role in projects such as Araklı-İyidere, Çukurova, Sinop-Boyabat, Asilah-Tanger motorways, Yusufeli and Aslancık dams.

The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

3 Accounting policies

3.1 Disclosures on presentation principles

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis as adjusted for the effects of inflation on Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for trading securities, investment securities available for sale, investments, associates and subsidiaries quoted on the stock exchanges and assets held for resale which are presented on a fair value basis.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Forwards, options and other derivative transactions

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward purchase/sale and swap agreements other than the hedging deals, are classified as trading transactions. Although, the trading transactions are required to be valued at their fair values, as there are no reliable forward market rates, as in prior periods, the forward contracts are valued on a straight-line accrual basis in the current period.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

There are no derivative transactions separated from the main contracts or made for hedging purposes.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only for the cases legally applicable.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Currency differences of foreign currency-indexed loans and securities are recorded under interest income if they are positive but under foreign exchange losses if negative. The interest income accruals on non-performing loans are not recognised as income until collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, all the gain/losses are recorded under trading account income/loss.

3.7 Repurchase and resale agreements

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Money Market Securities" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

Before the "Regulation on Accounting Standards" come into force, the Bank used to account for investment securities held-to-maturity in compliance with the "Uniform Chart of Accounts for Banks."

3.9 Originated loans and receivables and specific provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of the Turkish Banking Law no.4389 as amended by Act No.4672 as published in the Official Gazette no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over the estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20 %.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. For the cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is allocated for the excesses over the fair values in accordance with materiality and prudence principles.

Sale income/losses on the tangible assets are calculated as the difference between the net restated value and the net sales revenue and recorded in the statement of operations or under the shareholders equity for transfers to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions like pledges, mortgages or any other restriction on tangible assets.

In accounting estimates, there are no changes expected to be influential in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	**Estimated useful lives (years)**	**Depreciation rates (%)**
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

3.12 Leasing activities

The maximum period of leasing agreements is 4 years. Leased assets are recognized by recording an asset and liability. In determination of asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In cases where impairments incur on leased assets or the expected future benefits of the assets are lower than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı". There have not been any payments made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the actuary excess of the Fund amounted to TL 5,415 billion as of 31 December 2002.

3.15 Taxation

In case there is a taxable profit in the current period based on the results of the Bank's operations, necessary tax provisions are set aside in accordance with the corporate tax legislation.

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

*(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Corporate tax rate has decreased to 30%, by abolishing 10% fund share on corporate tax in accordance with the "Regulation on Amendments to Some Regulations" as described in temporary Article 1 of Act No.4842 as published in the Official Gazette dated 24 April 2003. The corporate tax liability is required to be paid in one instalment within the time frame of preparation of Annual Tax Return.

In accordance with the above change in tax legislation, starting from the second quarter of 2003, prepaid tax will be paid on the tax base calculated on the quarterly earnings of the companies at the rate of 30% as increased from 25%. These payments can be deducted from the annual corporate tax calculated for the whole year earnings.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources. The funds from foreign sources are mainly in the form of syndications and securitizations. The funds received are recorded at their purchase costs and valuated by the discounting method with internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to issue of share certificates are deducted from the shareholders' equity.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts, if any.

3.19 Government incentives

As of 30 September 2003, the Bank does not have any government incentives or aids.

3.20 Segment reporting

This footnote will be prepared from 1 April 2004.

4 Financial position and results of operations

4.1 Strategy for financial instruments and foreign currency operations

4.1.1 Strategy for financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in parallel with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings in abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of effective tools in the realisation of this strategy. For this purpose, serving customers new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency operations

Foreign exchange gains and losses arising from foreign currency operations are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified to profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted to the statement of operations as foreign exchange gain/loss.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

The Bank revalues the foreign currency-indexed government securities acquired at "Debt Swap" in 2001 by the discounting method with internal rate of return and fixes the foreign currency evaluations two days before the balance sheet date, as stated by The Ministry of State in charge of the Treasury, and records the evaluations to financial statements based on the ten days' average of Central Bank's foreign currency exchange rates before the balance sheet date.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 17.11% as of 30 September 2003.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

The derivative financial instruments, in the calculation of their risk based values, are weighted and classified according to the related risk groups after multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**5,269,536**	**272,606**	**587,326**	**7,231,097**
Cash on Hand	113,931	14,135	-	-
Due From Banks	448,960	257,263	-	77,635
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,020,561	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	874,021	948	549,510	4,508,588
Loans under Follow-Up (Net)	-	-	-	180,525
Investments, Associates and Subsidiaries	-	-	-	1,006,682
Miscellaneous Receivables	62	-	-	85,433
Investment Securities Held to Maturity (Net)	2,365,225	-	-	-
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Property and Equipment (Net)	-	-	-	1,226,803
Accrued Interest and Income	85,988	260	37,816	120,580
Other Assets	360,788	-	-	24,851
Off-Balance Sheet Items	**266,024**	**1,492,101**	**1,764,820**	**203,991**
Guarantees	266,024	1,475,491	612,285	202,757
Commitments	-	-	1,152,535	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	16,610	-	1,234
Total Risk Weighted Assets	**5,535,560**	**1,764,707**	**2,352,146**	**7,435,088**

4.2.3 Summary on capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets (1)	9,885,290	10,309,074
Shareholders' Equity	1,691,741	1,309,917
Shareholders' Equity/Total Risk Weighted Assets (CAR (%))	17.11	12.71

(1) "Value at Risk" in the amount of TL 921,188 billion (31 December 2002: TL 1,171,491 billion) is included in "Total Risk Weighted Assets" in the current period.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

4.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	822,038	791,748
Nominal Capital	822,038	791,748
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Legal Reserves	908,946	909,732
I. Legal Reserve (Turkish Commercial Code 466/1)	-	-
II. Legal Reserve (Turkish Commercial Code 466/2)	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	908,946	909,732
Status Reserves	-	-
Extraordinary Reserves	-	-
Reserve Allocated at the General Assembly	-	-
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	-2,016	312
Profit	336,357	136,267
Current Period Profit	229,596	136,267
Prior Period Profit	106,761	-
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**2,065,325**	**1,838,059**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	14,717	2,108
Movables	-	-
Immovables	2,108	2,108
Income on Sale of Equity Shares and Realestates	12,609	-
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	2,738	2,395
Foreign Currency Exchange Differences	-	-
General Provisions	42,349	38,981
Provision for Possible Losses	5,000	22,144
Subordinated Loans	-	-
Securities Value Increase Fund	105,044	15,706
Associates and Subsidiaries	2,592	-
Investments Available for Sale	102,452	15,706
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**169,848**	**81,334**
TIER III CAPITAL		
CAPITAL	**2,235,173**	**1,919,393**
DEDUCTIONS FROM CAPITAL	**543,432**	**609,476**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	459,746	491,163
Leasehold Improvements	34,663	31,934
Pre-Operating Costs	25,565	30,355
Prepaid Expenses	23,458	56,024
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**1,691,741**	**1,309,917**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.3 Credit risk

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by 3 different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**63,932**
General Market Risk	61,447
Specific Risk	2,485
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**7,439**
General Market Risk	3,855
Specific Risk	3,584
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**2,324**
Capital Obligation	326
Capital Obligation against Options Subject to Currency Risk	1,998
Total Value-At-Risk – Home Model	**-**
Total Capital Obligations against Market Risk	**73,695**
Value-At-Risk Amount	**921,188**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2003, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 222,131 billion, net 'off-balance sheet' foreign currency long position amounts to TL 170,368 billion, while net foreign currency short position amounts to TL 51,763 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,344,000
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,344,000
US dollar purchase rates for the days before balance sheet:	
Day 1	TL 1,370,000
Day 2	TL 1,355,000
Day 3	TL 1,350,000
Day 4	TL 1,365,000
Day 5	TL 1,330,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL 1,356,633 (TL'full).

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	171,528	227,931	261	8,855	408,575
Due From Banks and Other Financial Institutions	166,198	103,700	8,652	34,452	313,002
Trading Securities	15,165	445,531	-	3,811	464,507
Investment Securities Available-for-Sale	113,834	1,491,911	-	-	1,605,745
Loans	701,238	3,002,401	671	120,655	3,824,965
Investments, Associates and Subsidiaries	214,888	38,858	-	4,163	257,909
Investment Securities Held-to-Maturity	58,901	3,593,945	-	-	3,652,846
Property and Equipment	-	266	-	1,102	1,368
Goodwill	-	-	-	-	-
Other Assets	56,956	962,109	8	2,491	1,021,564
Total Assets	***1,498,708***	***9,866,652***	***9,592***	***175,529***	***11,550,481***
Liabilities					
Bank Deposits	25,146	190,781	-	12,327	228,254
Foreign Currency Deposits	2,261,839	5,120,395	11,461	208,521	7,602,216
Other Fundings	811,587	2,571,691	436	3,685	3,387,399
Securities Issued	-	-	-	-	-
Miscellaneous Payables	939	4,401	-	56	5,396
Other Liabilities (*)	109,001	415,706	577	24,063	549,347
Total Liabilities	***3,208,512***	***8,302,974***	***12,474***	***248,652***	***11,772,612***
Net 'On Balance Sheet' Position	***-1,709,804***	***1,563,678***	***-2,882***	***-73,123***	***-222,131***
Net 'Off-Balance Sheet' Position	***1,676,645***	***-1,580,845***	***2,007***	***72,561***	***170,368***
Derivative Assets	1,799,314	434,016	16,429	180,765	2,430,524
Derivative Liabilities	122,669	2,014,861	14,422	108,204	2,260,156
Prior Period					
Total Assets	***1,956,184***	***11,430,796***	***8,261***	***321,552***	***13,716,793***
Total Liabilities	***3,410,383***	***10,344,791***	***10,661***	***257,586***	***14,023,421***
Net ' On Balance Sheet' Position	***-1,454,199***	***1,086,005***	***-2,400***	***63,966***	***-306,628***
Net 'Off-Balance Sheet' Position	***1,448,960***	***-1,345,556***	***2,138***	***-60,279***	***45,262***

(*) Other liabilities also include gold deposits of TL 20,044 billion.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Management meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	**Upto 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	462,935	-	-	-	-	114,091	577,026
Due From Banks and Other Financial Institutions	202,801	14,749	20,550	3,462	-	93,336	334,898
Trading Securities	2,650	408,294	8,546	13,129	55,525	7,113	495,257
Investment Securities Available-for-Sale	36,747	773,468	334,394	321,390	1,394,861	50,835	2,911,695
Loans	1,662,605	652,089	711,434	626,641	2,280,298	-	5,933,067
Investment Securities Held-to-Maturity	296,344	3,533,159	8,674	24,236	713,750	-	4,576,163
Other Assets	1,020,561	-	-	-	-	952,072	4,930,075
Total Assets	**3,684,643**	**5,381,759**	**1,083,598**	**988,858**	**4,444,434**	**1,217,447**	**19,758,181**
Liabilities							
Bank Deposits	413,863	43,387	10,016	9,697	-	36,787	513,750
Other Deposits	2,574,080	5,110,398	1,102,441	178,398	248,895	3,240,675	12,454,887
Securities Issued	-	-	-	-	48,293	-	48,293
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	866,886	889,719	398,023	1,298,026	231,172	-	3,683,826
Other Liabilities	300	1,032	808	1,248	5,195	796,126	3,057,425
Total Liabilities	**3,855,129**	**6,044,536**	**1,511,288**	**1,487,369**	**533,555**	**4,073,588**	**19,758,181**
On Balance Sheet Interest Sensitivity Shortage	**-170,486**	**-662,777**	**-427,690**	**-498,511**	**3,910,879**	**-2,856,141**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-170,486**	**-662,777**	**-427,690**	**-498,511**	**3,910,879**	**-2,856,141**	-

Items without any specific maturity are directly included in 'total' column .

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.54	0.77	-	-
Due From Banks and Other Financial Institutions	3.27	5.18	-	31.09
Trading Securities	6.15	5.63	-	38.43
Investment Securities Available-for-Sale	8.41	8.95	-	38.86
Loans	6.92	7.22	-	57.34
Investment Securities Held-to-Maturity	9.19	8.13	-	39.62
Liabilities				
Bank Deposits	3.51	2.80	-	27.93
Other Deposits	2.28	2.07	-	27.73
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.28	3.23	-	31.72

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,018,796	-	-	-	-	196,739	1,215,535
Due From Banks and Other Financial Institutions	406,995	176,532	18,198	3,387	-	100,888	706,000
Trading Securities	8,245	822,953	58,136	483,134	137,884	8,617	1,518,969
Investment Securities Available-for-Sale	825	144,018	-	93,535	931,436	26,963	1,196,777
Loans	1,332,668	628,032	815,300	1,200,186	2,017,297	-	5,993,483
Investment Securities Held-to-Maturity	327,286	439,373	4,095,739	96,708	592,576	-	5,551,682
Other Assets	1,070,166	-	-	-	-	1,448,276	5,477,690
Total Assets	**4,164,981**	**2,210,908**	**4,987,373**	**1,876,950**	**3,679,193**	**1,781,483**	**21,660,136**
Liabilities							
Bank Deposits (*)	352,820	70,928	379	473	-	25,137	449,737
Other Deposits	3,428,867	7,351,534	301,758	156,270	36,878	2,884,823	14,160,130
Securities Issued	-	-	-	-	-	51,899	51,899
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	1,188,581	196,415	1,573,399	766,084	298,715	-	4,023,194
Other Liabilities	3,607	2,561	2,043	1,831	1,170	884,725	2,975,176
Total Liabilities	**4,973,875**	**7,621,438**	**1,877,579**	**924,658**	**336,763**	**3,846,584**	**21,660,136**
On Balance Sheet Interest Sensitivity Shortage	**-808,894**	**-5,410,530**	**3,109,794**	**952,292**	**3,342,430**	**-2,065,101**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-808,894**	**-5,410,530**	**3,109,794**	**952,292**	**3,342,430**	**-2,065,101**	-

(*) Bank deposits also include interbank money market takings of TL 35,403 billion.

Items without any specific maturity are directly included in 'total' column.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3.06	1.41	-	39.02
Due From Banks and Other Financial Institutions	4.13	1.93	-	46.04
Trading Securities	7.40	6.10	-	47.70
Investment Securities Available-for-Sale	7.80	10.20	-	49.40
Loans	7.51	8.34	-	67.53
Investment Securities Held-to-Maturity	8.90	5.30	3.50	54.70
Liabilities				
Bank Deposits	7.50	3.30	-	42.70
Other Deposits	3.00	2.33	-	45.75
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.76	3.98	-	51.68

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand (*)	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Total
Current Period						
Assets						
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	577,026	-	-	-	-	577,026
Due From Banks and Other Financial Institutions	296,137	14,749	20,550	3,462	-	334,898
Trading Securities	9,763	994	16,602	13,129	454,769	495,257
Investment Securities Available-for-Sale	87,582	6	220,135	336,051	2,267,921	2,911,695
Loans	1,662,605	652,089	711,434	626,641	2,280,298	5,933,067
Investment Securities Held-to-Maturity	-	78,631	413,174	1,859,736	2,224,622	4,576,163
Other Assets	1,106,235	24,556	53,701	98,386	689,755	4,930,075
Total Assets	*3,739,348*	*771,025*	*1,435,596*	*2,937,405*	*7,917,365*	*19,758,181*
Liabilities						
Bank Deposits	450,650	43,387	10,016	9,697	-	513,750
Other Deposits	5,814,755	5,110,398	1,102,441	178,398	248,895	12,454,887
Other Fundings	866,886	889,719	398,023	1,298,026	231,172	3,683,826
Securities Issued	-	-	-	-	-	-
Miscellaneous Payables	-	-	-	-	48,293	48,293
Other Liabilities	215,141	137,637	111,519	120,363	220,049	3,057,425
Total Liabilities	*7,347,432*	*6,181,141*	*1,621,999*	*1,606,484*	*748,409*	*19,758,181*
Net Liquidity Shortage	*-3,608,084*	*-5,410,116*	*-186,403*	*1,330,921*	*7,168,956*	-
Prior Period						
Total Assets	*4,761,940*	*1,214,326*	*1,679,808*	*2,179,140*	*8,865,674*	*21,660,136*
Total Liabilities	*8,044,239*	*8,085,932*	*1,430,686*	*1,366,362*	*653,680*	*21,660,136*
Net Liquidity Shortage	*-3,282,299*	*-6,871,606*	*249,122*	*812,778*	*8,211,994*	-

(*) Items with a maturity up to one month are included in this column.

Items without any specific maturity are directly included in 'total' column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.10 Disclosure on operations

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period	Prior Period
Unrestricted Demand Deposits	432	148
Unrestricted Time Deposits	448,528	1,018,794
Total	**448,960**	**1,018,942**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Stocks	-	-	-	-
Bonds, Treasury Bills and Similar Investment Securities	-	-	15,461	-
Other	-	-	-	-

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	262,611	-	97,799
Treasury Bills	-	-	-	176,543
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

5.1.3 Due from foreign banks

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.4 Receivables from reverse repurchase agreements

None.

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities, investment funds and common stocks.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**2,864,132**	**1,172,897**
Quoted at Stock Exchange	1,549,924	271,327
Not Quoted at Stock Exchange	1,314,208	901,570
Common Stocks	**47,908**	**28,817**
Quoted at Stock Exchange	9,756	16,913
Not Quoted at Stock Exchange	38,152	11,904
Impairment Losses (-)	**-345**	**-4,937**
Total	**2,911,695**	**1,196,777**

5.1.5.3 Collateralized investment securities available-for-sale

None.

5.1.5.4 Disclosure for collateralized/blocked investment securities available-for-sale

None.

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	82,501	677,078	-	306,791
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	114,240	-	-
Asset Backed Securities	-	-	-	-
Others	-	-	-	-

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**75,225**	**242,485**	**112,438**	**181,168**
Corporates	75,225	242,485	112,438	181,168
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**257,488**	**34,794**	**464,721**	**86,986**
Loans to Employees	**13,753**	**12**	**12,129**	**-**
Other	**-**	**-**	**-**	**-**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**5,759,269**	-	**110,724**	**63,074**
Discounted Bills	33,433	-	-	-
Export Loans	1,106,931	-	108,334	51,945
Import Loans	919	-	-	-
Loans to Financial Sector	240,786	-	-	-
Loans to Foreign Companies	2,055,657	-	2,075	-
Consumer Loans	285,122	-	-	-
Credit Cards	1,297,878	-	-	-
Precious Metal Loans (Gold, etc...)	106,435	-	-	-
Other	632,108	-	315	11,129
Specialization Loans	-	-	-	-
Other Receivables	**2,140,562**	-	-	-

5.1.6.3 Maturity analysis of cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**136,090**	**10,873**	**146,963**	**3,924**
Housing Loans	12,400	5,620	18,020	473
Automobile Loans	42,275	4,970	47,245	1,249
Consumer Loans	77,064	186	77,250	1,410
Personnel Loans	4,351	97	4,448	792
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**72,027**	**66,132**	**138,159**	**2,185**
Housing Loans	14,859	61,224	76,083	1,352
Automotible Loans	41,882	3,487	45,369	353
Consumer Loans	15,143	1,152	16,295	436
Personnel Loans	143	269	412	44
Other Consumer Loans	-	-	-	-
Credit Cards	**1,297,878**	-	**1,297,878**	**19,431**
Total Consumer Loans	**1,505,995**	**77,005**	**1,583,000**	**25,540**

5.1.6.5 Allocation of loan customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	3,875,335	3,044,827
Foreign Loans	2,057,732	2,948,656

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	118,966	170,352
Indirect Lendings	-	-

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	159	10,400
Doubtful Loans and Receivables	2,131	-
Uncollectible Loans and Receivables	134,230	115,940

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**133,732**	-	**264,356**
Additions (+)	19,832	1	3,685
Transfer from Other NPL Categories (+)	-	130,621	96,932
Transfer to Other NPL Categories (-)	-130,621	-96,932	-
Collections (-)	-3,362	-20,260	-42,305
Write-offs (-)	-	-	-
Restatement Effects of Inflationary Accounting (-)	-13,197	29	-25,466
Balances at End of Period	**6,384**	**13,459**	**297,202**
Specific Provisions (-)	159	2,131	134,230
Net Balance on Balance Sheet	**6,225**	**11,328**	**162,972**

Non-performing loans in foreign currencies:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.7 Factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**4,576,163**	**5,551,682**
Quoted at Stock Exchange	855,316	1,530,672
Not Quoted at Stock Exchange	3,720,847	4,021,010
Impairment Losses (-)	-	-
Total	**4,576,163**	**5,551,682**

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,551,682**	**5,421,559**
Foreign Currency Differences On Monetary Assets	-83,217	38,436
Purchases during the Period	384,478	2,465,838
Disposals through Sales/Redemptions (-)	-738,329	-917,677
Impairment Losses	-	-
Restatements Effects of Inflationary Accounting (-)	-538,451	-1,456,474
Balances at End of Period	**4,576,163**	**5,551,682**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	213,118	1,441,810	226,295	1,443,026
Securities subject to Repurchase Agreements	70,116	485,895	75,856	503,860
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	202,058	1,634,678	214,777	1,894,642
Securities subject to Repurchase Agreements	300,638	495,716	316,915	499,830
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Collateralized investment securities held-to-maturity:

	Current Period		Prior Period	
	TL	FC	TL	FC
Share Certificates	-	-	-	-
Bonds and Similar Securities	213,118	1,441,810	202,058	1,634,678
Other	-	-	-	-

Above securities are held for legal obligations and transaction limits.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	70,116	485,895	300,638	495,716
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

Investment securities held-to-maturity held for "structural" position:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.9 Investments and associates (Net)

5.1.9.1 Investments and associates

	Investment/Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ (*)	İstanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ (*) (3)	İzmir/Turkey	25.92	68.65
3	İksir Ul. Elekt.Tic. Bilg. ve Hab. Hiz. AŞ (1)	İstanbul/Turkey	31.36	100.00
4	Volkswagen Doğuş Tüketici Finansmanı AŞ	İstanbul/Turkey	37.00	49.00
5	Doğuş Otomotiv Holding AŞ (1)	İstanbul/Turkey	18.82	100.00
6	Garanti Turizm Yatırım ve İşletmeleri AŞ (1)	İstanbul/Turkey	43.33	100.00
7	Doc Finance SA (2)	Geneve/Switzerland	29.23	100.00

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	7,658	6,438	3,583	891	-	434	69	-
2	315,352	131,651	191,892	1,881	-	-34,944	-242,666	337,986
3	15,535	12,413	18	-	-	-3,409	-201,898	-
4	251,918	619	3,230	41,863	787	29,054	-53,801	-
5	341,571	106,595	84,382	4,612	931	-2,690	-4,879	-
6	83,697	59,637	28,720	33	31	26,496	-72,780	-
7	190,112	16,087	-	16,001	-	-1,162	-103	-

(*) Inflation adjusted financial statements are not available
(1) As of 30 June 2003.
(2) As of 31 December 2002.
(3) Financial statements are as of 30 June 2003, but fair value information is as of 30 September 2003.

5.1.9.2 Movement of investments and associates

	Current Period	Prior Period
Balance at Beginning of Period	**246,083**	**170,145**
Movements during the Period		
Acquisitions and Participations in Capital Increases	-	148,574
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	149
Sales (-)	-	-
Reclassifications	-	1,660
Difference between Market Values and Inflation-Adjusted Values	2,797	-32,920
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-1,113	-1,774
Impairment Losses (-)	-1,623	-39,751
Balance at End of Period	**246,144**	**246,083**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

Valuation methods of investments and associates:

Investments and Associates	**Current Period**	**Prior Period**
Valued at Inflation-Adjusted Historical Costs	128,527	129,436
Valued at Fair Value	87,614	84,815
Valued by Equity Method of Accounting	30,003	31,832

Sectoral distribution of investments and associates:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted investments and associates:

Investments and Associates	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchange	87,614	84,815
Quoted at International Stock Exchanges	-	-

Investments and associates sold during the current period

None.

Investments and associates acquired during the current period

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.10 Subsidiaries (Net)

5.1.10.1 Subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ (*)	İstanbul/Turkey	99.60	99.60
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ (*) (3)	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ (1)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. Ve Org. Danış. AŞ (*)	İstanbul/Turkey	89.00	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.82	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Şahintur Şahinler Otelcilik Turz.Yat.İşl.AŞ	Aydin/Turkey	100.00	100.00
13	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
14	Voyager Mediterranean Turizm End.ve Tic.AŞ (2)	İstanbul/Turkey	77.00	100.00
15	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
16	Garanti Faktoring Hiz.AŞ	İstanbul/Turkey	55.41	81.84
17	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
20	Garanti Emeklilik AŞ	İstanbul/Turkey	99.36	100.00
21	Garanti Gayrimenkul Yatırım Ortaklığı AŞ	İstanbul/Turkey	50.98	50.98
22	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
23	Bosphorus Financial Services Ltd	Valetta/Malta	99.99	100.00
24	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
25	Instruments Finance Company	Cayman Islands	100.00	100.00
26	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
27	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00
28	IOB Bank Offshore Ltd.	Girne / Northern Cyprus	100.00	100.00

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	44,616	41,498	38,756	7	-	-3,156	-1,637	-
2	8,118	4,261	1,453	333	326	656	-84,003	-
3	325	-11	-	18	-	-154	-211	-
4	297,013	285,866	275,965	62	-	-19,185	-39,028	-
5	11,957	11,606	1	2	-	-2,584	-102,333	-
6	1,881	866	202	-	168	467	-	-
7	1,169	100	206	46	17	-	1,218	-
8	1,269	1,264	5	-	67	100	1,132	-
9	165,972	165,964	158,631	33	-	-222	3,890	-
10	77,434	77,415	73,431	3	-	-2,063	-46,392	-
11	155	63	142	-	-	-6	-212	-
12	5,767	5,758	5,237	120	120	-41	-2,160	-
13	10,129	10,049	9,422	-	-	-305	-4,977	-
14	212,737	211,075	169,017	129	-	40,349	57,240	-
15	341,756	110,265	15,982	41,808	41	40,760	-17,091	-
16	163,005	20,857	486	161	-	1,865	-57,509	20,370
17	10,247	9,037	3,686	463	463	-2,415	-24,256	-
18	10,346	7,918	3,367	999	259	2,983	-3,719	-
19	86,892	28,889	14,141	3,659	2,317	1,975	-25,931	-
20	43,022	16,310	5,990	2,926	1,763	-863	-7,472	-
21	67,605	67,525	43,573	6,275	3,358	4,037	-22,380	24,529
22	2,743,127	241,619	61,358	112,882	25,575	25,108	2,198	-
23	456	420	-	-	-	-104	390	-
24	149,622	34,054	2,382	9,174	5,659	8,423	-18,394	-
25	-	-	-	-	-	-	-	-
26	12,090	10,039	9	624	-	-1,885	8,379	-
27	1,400	58	46	-	-	32	-109	-
28	844	844	28	48	-	536	-2,379	-

(*) Inflation adjusted financial statements are not available.

(1) As of 31 December 2002.

(2) As of 31 March 2003.

(3) As of 30 June 2003.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**1,084,432**	**1,050,234**
Movements during the Period		
Acquisitions and Participations in Capital Increases	206,462	73,566
Bonus Shares Received	-	2,395
Dividends from Current Year Profit	-	651
Sales (-)	-1,236	-18,428
Reclassifications	-	-1,660
Difference between Market Values and Inflation-Adjusted Values	5,727	-4,404
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-50,036	-5,490
Impairment Losses (-)	-25,065	-12,432
Balance at End of Period	**1,220,284**	**1,084,432**
Capital Commitments	29,907	50,055
Share Percentage at the End of Period (%)	-	-

Valuation methods of subsidiaries:

Subsidiaries	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	583,788	443,474
Valued at Fair Value	23,793	18,065
Valued by Equity Method of Accounting	612,703	622,893

Sectoral distribution of subsidiaries:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted subsidiaries:

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	23,793	18,065
Quoted at International Stock Exchanges	-	-

Subsidiaries disposed during the current period:

The shares in Ottoman Real Estate Investment Company SA has been sold in the current period. The liquidation of UTGB International (Jersey) Limited has been finalized as of 30 June 2003, while the liquidation of Körfez Financial Services plc. as of 23 July 2003 and of Instruments Finance Company as of the reporting date.

Subsidiaries acquired during the current period:

77 % shares of Voyager Mediterranean Turizm Endüstri ve Ticaret AŞ has been purchased for TL 161,433 billion in the current period. The remaining additions of TL 45,029 billion under "Acquisitions and Participations in Capital Increases" fully compose of the payments for the Bank's capital commitments against the existing subsidiaries.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.1.11 Other investments (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12 Lease receivables (Net)

5.1.12.1 Maturity analysis of lease receivables

None.

5.1.12.2 Net investment for financial lease

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12.3 Financial lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	FC	TL	FC
Uncollected Interest Income	5,324	6,729	3,530	5,177
Interest Income Accruals	41,297	110,971	32,720	205,488
Uncollected Commissions and Other Income	126	116	87	137
Commissions and Other Income Accruals	3,810	208	5,240	796

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Securities	550	4,830	7,355	29,910
Investment Securities Available-for-Sale	82,590	102,582	2,887	43,412
Investment Securities Held-to-Maturity	70,291	23,053	115,482	444,852
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	15,631	735	15,071	1,457
Financial Derivative Instruments:	2,176	5,469	3,784	1,117
Interest and Income Accruals	*2,176*	*5,469*	*3,784*	*1,117*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	4,450	-	10,381	4

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.15 Property and equipment (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.16 Intangible assets

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17.2 Components of other assets excluding off-balance sheet items exceeding 10% of total assets

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**225,062**	**-**	**782,825**	**1,066,903**	**388,912**	**95,347**	**32,200**
Foreign Currency Deposists	**2,071,303**	**-**	**3,125,227**	**1,765,876**	**366,375**	**61,823**	**211,612**
Residents in Turkey	1,904,346	-	2,998,560	1,701,173	345,703	56,105	193,771
Residents Abroad	166,957	-	126,667	64,703	20,672	5,718	17,841
Public Sector Deposits	**64,510**	**-**	**1,817**	**1,183**	**-**	**89**	**22**
Commercial Deposits	**675,865**	**-**	**800,881**	**113,866**	**325,566**	**17,230**	**1,742**
Other	**202,286**	**-**	**10,670**	**18,462**	**3,200**	**3,939**	**50**
Precious Metal Deposits	**1,650**	**-**	**18,394**	**-**	**-**	**-**	**-**
Bank Deposits	**36,787**	**-**	**476,963**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	1,469	-	165,329	-	-	-	-
Foreign Banks	35,258	-	290,634	-	-	-	-
Special Purpose Financials Institutions	10	-	-	-	-	-	-
Other	50	-	21,000	-	-	-	-
Total	**3,277,463**	**-**	**5,216,777**	**2,966,290**	**1,084,053**	**178,428**	**245,626**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**208,146**	**-**	**717,477**	**968,088**	**220,062**	**67,612**	**-**
Foreign Currency Deposists	**2,404,797**	**-**	**4,358,017**	**2,057,208**	**439,421**	**67,053**	**200,866**
Residents in Turkey	2,207,084	-	4,146,905	1,984,740	426,166	61,142	184,474
Residents Abroad	197,713	-	211,112	72,468	13,255	5,911	16,392
Public Sector Deposits	**5,247**	**-**	**347**	**192**	**-**	**49**	**21**
Commercial Deposits	**538,476**	**-**	**814,045**	**550,655**	**283,240**	**68,535**	**-**
Other	**87,006**	**-**	**12,840**	**19,522**	**27,455**	**12**	**25**
Precious Metal Deposits	**5,206**	**-**	**38,510**	**-**	**-**	**-**	**-**
Bank Deposits	**25,129**	**-**	**389,205**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	12,302	-	17,281	-	-	-	-
Foreign Banks	6,270	-	371,924	-	-	-	-
Special Purpose Financials Institutions	80	-	-	-	-	-	-
Other	6,477	-	-	-	-	-	-
Total	**3,274,007**	**-**	**6,330,441**	**3,595,665**	**970,178**	**203,261**	**200,912**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.2.1.1 Saving deposits covered by the guarantee of Saving Deposit Insurance Fund and excesses over the deposit insurance limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	2,590,861	1,295,134	-	878,807
Foreign Currency Saving Deposits	5,584,162	3,021,413	-	3,992,668
Other Deposits	18,952	2,912	-	37,733
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.1.3 Saving deposits out of the limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	294,042	466,222
Off-Shore Branches	-	-

5.2.2 Funds from repurchase transactions

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**152,359**	-	**300,460**	-
Financial Institutions and Organizations	72,943	-	166,079	-
Other Institutions and Organizations	57,251	-	91,855	-
Individuals	22,165	-	42,526	-
Foreign Transactions	**257**	**1,154,869**	**178**	**887,943**
Financial Institutions and Organizations	-	1,154,869	-	887,943
Other Institutions and Organizations	66	-	4	-
Individuals	191	-	174	-

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-term	98,811	1,568,347	226,342	2,036,721
Medium and Long-term	-	664,183	2,214	569,336

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

None.

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	539	606

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Components of other liabilities excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.9 Factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10 Criteria, limitations and commitments of leasing agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.1 Changes in agreements and further commitments arising

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	4,040	3,119	8,031	6,933
1-4 Years	6,804	5,464	5,044	4,280
More than 4 Years	-	-	-	-
Total	**10,844**	**8,583**	**13,075**	**11,213**

5.2.10.3 Operational lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.4 "Sale-and-lease-back" agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	Current Period		Prior Period	
	TL	FC	TL	FC
Deposits	122,307	15,851	133,377	20,276
Funds Borrowed	8,316	13,165	11,804	14,687
Securities Issued	-	-	-	-
Repurchase Agreements	3,616	2,377	391	756
Financial Derivative Instruments:	73	17,236	1,633	1,295
Interest and Expense Accruals	*73*	*17,236*	*1633*	*1,295*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Other	3,181	90,827	6,371	16,985

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	Prior Period
General Provision for	**42,349**	**38,981**
Loans and Receivables in Group I	32,915	33,061
Loans and Receivables in Group II	869	1,126
Non-Cash Loans	8,565	4,794
Other	-	-

5.2.12.2 Reserve for employee termination benefits and notification indemnity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.2.12.3 Commitments for retirement rights

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.4 Timing and amount of expected payments of provisions considering uncertainties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.5 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	5,000	22,144

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	822,038	791,748
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	822,038	1,000,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current period

By the decision of the Board of Directors on 26 May 2003, the Bank's paid-in capital has been increased by TL 30,290 billion from TL 791,748 billion to TL 822,038 billion through income on sale of realestates allocated for capital increases.

5.2.14.4 Sources of capital increases in current period

None.

5.2.14.5 Capital commitments for financial year and following period

None.

5.2.14.6 Information on priority rights of preferred stocks

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (billion) (1)	1,644	1,583
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**1,644**	**1,583**

(1) The Bank's paid-in capital amounts to TL822.038 billion and composes of 1.644.075.623.310 shares with a face value of TL500 each and 1.895 shares with a face value of TL100 each. As of 30 September 2003, the Bank's capital is fully paid.

5.2.14.8 Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.9 Revaluation fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.10 Increases in revaluation fund during current period

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.11 Legal reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.12 Extraordinary reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Name/Commercial Title	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	452,797	55.08%	452,797	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.3 Statement of operations

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments, Associates and Subsidiaries	7,961	111,732

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments, Associates and Subsidiaries	14,797	36,654

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	920	6,852

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	550	60,574	-	-	-	-	61,124
Saving Deposits	1,668	254,824	346,385	98,255	19,988	12,036	733,156
Public Sector Deposits	-	90	141	-	20	6	257
Commercial Deposits	704	155,105	42,851	94,464	2,592	443	296,159
Other	3,591	2,772	8,043	2,072	614	15	17,107
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Total TL	**6,513**	**473,365**	**397,420**	**194,791**	**23,214**	**12,500**	**1,107,803**
FC							
Foreign Currency Deposits	2,068	91,381	55,488	13,157	1,359	6,429	169,882
Bank Deposits	-	13,141	-	-	-	-	13,141
Precious Metal Deposits	-	2	19	6	2	-	29
Total FC	**2,068**	**104,524**	**55,507**	**13,163**	**1,361**	**6,429**	**183,052**
Total	**8,581**	**577,889**	**452,927**	**207,954**	**24,575**	**18,929**	**1,290,855**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	130,742	18,895	97,053	6,604

5.3.2.5 Interest expenses on factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.3 Net income/losses on investment securities held-to-maturity

None.

5.3.4 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and custody income.

5.3.5 Provision expenses for loans and other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	36,016	37,573
Unsecured	-	-
Others	*36,016*	*37,573*
General Provisions	7,741	4,017
Impairment Losses on Securities	2	724
Other Impairment Losses (1)	29,566	147,612
Other	-6,212	49,532

(1) consist of impairment losses for investments, associates, subsidiaries and investment securities held-to-maturity

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3.6 Other operating expenses

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.7 Profit/losses from investments, associates and subsidiaries

5.3.7.1 Profit and losses

Profit/Losses from	Current Period	Prior Period
Subsidiaries (+/-)	23,326	62,171
Investments and Associates (+/-)	36	148

5.3.7.2 Profit/losses from investments and associates included in statement of operations on basis of equity accounting as a separate item

None.

5.3.7.3 Profit or loss from transactions with companies and individuals in the Bank's risk group

None.

5.3.8 Extraordinary income/expense

None.

5.3.9 Net profit and loss

5.3.9.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.9.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.3.10 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.4 Off-balance Sheet Items

5.4.1 Guarantees and sureties

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	429,324	390,652
With Original Maturity of 1 Year or Less	*31,109*	*47,526*
With Original Maturity of More Than 1 Year	*398,215*	*343,126*
Other Non-Cash Loans	4,329,078	4,852,218
Total	**4,758,402**	**5,242,870**

5.4.1.2 Details of non-cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.2 Commitments

5.4.2.1 Irrevocable commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	2,074,689	2,730,548
Letters of Guarantee in TL	1,156,281	979,531
Letters of Credit	908,577	863,087
Bank Acceptances	247,097	257,775
Prefinancing	18,157	22,614
Total	**4,404,801**	**4,853,555**

5.4.2.2 Possible losses from off-balance sheet items

None.

5.4.2.3 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.2.4 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments in the amount of TL 29,907 billion for its subsidiaries. Furthermore, there are letters of guarantee in the amount of TL 40,733 billion issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.4.3 Financial derivative instruments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.4 Services rendered on behalf of customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.5 The Bank's latest international risk ratings

MOODY'S (July 2003*)

Long Term FC Deposit	B3
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	Stable
FSR	D+
FSR Outlook	Negative

STANDARD AND POORS (July 2003*)

Long Term FC Counter Party Credit Rating	B-
Outlook	Stable

FITCH RATINGS (September 2003*)

Foreign Currency	
Long Term	B-
Short Term	B
Outlook	Positive
Individual	D
Support	5
Turkish Lira	
Long Term	B-
Short Term	B
Outlook	Positive
National	A- (Tur)
Outlook	Stable

CAPITAL INTELLIGENCE (September 2003*)

Long Term FC Obligations	B
Short Term FC Obligations	B
Domestic Strength	BBB-
Support	2
Outlook	Negative

(*) Latest dates in risk notes or outlooks.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.5 Statement of changes in shareholders' equity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.4 Cash and cash equivalents at end of current period

	Current Period	**Prior Period**
Cash on Hand	**113,659**	**180,027**
Cash in TL	*34,128*	*31,512*
Cash in Foreign Currency	*79,531*	*148,515*
Cash Equivalents	**774,253**	**1,722,666**
Other(*)	*774,253*	*1,722,666*
TOTAL	**887,912**	**1,902,693**

(*) Blocked accounts in the amount of TL 36,801 billion, were included under the demand deposits at banks as kept against the fundings through securitization deals.

5.6.5 Restricted cash and cash equivalents due to legal requirements or other reasons

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.6 Additional information

5.6.6.1 Restrictions on the Bank's potential borrowing:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.6.2 Cash inflows presenting increase in operating capacity of the Bank:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.7 Accounting for entities acquired through mergers and acquisitions:

None

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 September 2003)

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	170,352	31,469	577,160	268,514	-	-
Balance at end of period	118,966	23,567	332,713	277,279	-	-
Interest and Commission Income	7,961	88	18,700	1,641	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	459,273	55,476	597,596	291,196	489,473	-
Balance at end of period	170,352	31,469	577,160	268,514	-	-
Interest and Commission Income	112,063	-	59,898	2,306	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	126,899	397,250	142,421	155,506	-	-
Balance at end of period	74,986	126,899	124,767	142,421	-	-
Interest Expenses	14,797	36,654	11,290	27,404	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Derivative transactions:

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Trading Transactions:						
Beginning of Period	19,007	277,451	-	19,340	-	-
End of Period	21,238	19,007	-	-	-	-
Total Profit/Loss	-361	-45	-	-	-	-
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20. clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 6.75% of the Bank's total cash loans and 2.09% of the Bank's total assets. The non-cash loans of the risk group compose 6.32% of the Bank's total non-cash loans. The deposits of the risk group compose 1.54% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" has been in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate approaching or exceeding 100%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 192.99% as of 30 September 2003. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 30 September 2003.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 30 September 2003 and 2002, and 31 December 2002, are given below:

Date	Index	Conversion factor
30 September 2003	7,173.3	1.000
31 December 2002	6,478.8	1.107
30 September 2002	6,024.6	1.191

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of operations are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.11 Significant events and matters arising subsequent to balance sheet date

By the decision no.2074 of the Board of Directors on the meeting held on 6 August 2003, it was agreed to close the Bahrain Branch as the majority of the Bank's foreign operations were held by the Luxembourg and Malta Branches. The liquidation process is expected to finalize before the year-end 2003.

6 Other disclosures and footnotes

6.1 Other disclosures on the Bank's activities

None.

7 Independent Auditor's Report

7.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated interim financial statements as of 30 September 2003, have been subject to review by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG). It was noted in their review report dated 6 November 2003 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 September 2003.

7.2 Disclosures prepared by Independent Auditor

None.

....